UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The following is the text of an announcement released to the London Stock
Exchange by Royal Dutch Shell plc on November 18, 2017

ROYAL DUTCH SHELL PLC
DIRECTORATE CHANGE

Royal Dutch Shell plc (the “Company”) announces that Guy Elliott has stood down as a Non-executive Director of the Company with immediate effect.

Commenting on the announcement, Royal Dutch Shell plc chair, Charles Holliday said: “We fully respect and appreciate Guy’s decision which is related to his involvement in legal proceedings regarding his former employment at Rio Tinto.
We will miss his insightful counsel and leadership and would like to thank him for his seven years of valuable contribution to the Shell Board.  We sincerely hope he satisfactorily resolves those proceedings and, that in that event, he would like to be considered for rejoining the Board.”

October 18, 2017

Linda M. Szymanski
Company Secretary
Royal Dutch Shell plc

Section 430 (2B) Companies Act 2006 Statement

In accordance with Section 430 (2B) of the Companies Act 2006, the Company confirms that Guy Elliott will receive his annual base fee as a Non-executive
Director of the Company of €135,000 per annum, and additional fees in respect of his membership of the Corporate and Social Responsibility Committee and the
Nomination and Succession Committee of €17,250 per annum and €12,000 per annum respectively, on a pro-rata basis up to and including his date of resignation.
No other remuneration payment or payment for loss of office will be made.

ENQUIRIES
Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Shell Investor Relations
Europe: + 31 70 377 4540
United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

...............................................................................

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953
and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: October 18, 2017	By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary